UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                   __________________________

                            FORM 11-K



(Mark One)
X     ANNUAL REPORT PURSUANT TO SECTION 15 (d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
      For the year ended December 31, 2000
                      OR
      TRANSITION REPORT PURSUANT TO SECTION 15 (d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For transition period from .... to ....

                         Commission file number 1-9769

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

      LANDS' END, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         LANDS' END, INC.
                          LANDS END LANE
                      DODGEVILLE, WI   53595























SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                       LANDS' END, INC. RETIREMENT PLAN



                                By /s/ DONALD R. HUGHES
                                       ---------------------------------
                                       Donald R. Hughes
                                       Senior Vice President and
                                       Chief Financial Officer


Date:  June 28, 2001







































Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Lands' End, Inc. Form S-8 Registration Statement (No. 33-63461) for the Lands' End, Inc. Retirement Plan.



ARTHUR ANDERSEN LLP
Arthur Andersen LLP



Milwaukee, Wisconsin,
June 28, 2001












































Lands' End, Inc. Retirement Plan


Financial Statements as of December 31, 2000 and 1999

Together with Report of Independent Public Accountants






















































Lands' End, Inc. Retirement Plan


Financial Statements
December 31, 2000 and 1999


Table of Contents


Report of Independent Public Accountants


Financial Statements

     Statements of Net Assets Available for Plan Benefits, with Fund Information, as of December 31, 2000 and 1999

     Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Years Ended December 31, 2000 and 1999


Notes to Financial Statements


Schedules Supporting Financial Statements

     Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)





























Report of Independent Public Accountants

To the Plan Administrator of the
Lands' End, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Lands' End, Inc. Retirement Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended, as listed in the accompanying table of contents. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits, with fund information, for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
Arthur Andersen LLP

Milwaukee, Wisconsin,
May 4, 2001









Lands' End, Inc. Retirement Plan
Statement Of Net Assets Available for Plan Benefits, with Fund Information
As of December 31, 2000
                                                        Fund Information
                          -----------------------------------------------------------------------------
                                                                 Lands' End,    Common/
                             Fixed      Balanced       Equity    Inc. Stock   Collective   Participants
                          Income Fund     Fund         Funds        Fund        Trusts       Loan Fund       Total
Investments,
 at Fair Value:
  American Express Trust
   U.S. Government
   Securities Fund II     $         -  $         -  $          -  $        -  $ 3,479,396   $        -    $  3,479,396
  AXP Federal Income
   Fund, Inc.              13,061,322            -             -           -            -            -      13,061,322
  AXP Mutual Fund                   -   22,940,093             -           -            -            -      22,940,093
  American Express Trust
   Equity Index Fund I              -            -             -           -   11,155,572            -      11,155,572
  AET Small Cap Equity
    Index II                        -            -             -           -      785,048            -         785,048
  AXP New Dimensions
    Fund, Inc.                      -            -    83,801,790           -            -            -      83,801,790
  Templeton Foreign Fund            -            -     3,479,449           -            -            -       3,479,449
  Lands' End, Inc.
   Stock Fund                       -            -             -   1,346,676            -            -       1,346,676
   Total Investments       13,061,322   22,940,093    87,281,239   1,346,676   15,420,016            -     140,049,346

Loans to Participants               -            -             -           -            -    2,523,082       2,523 082

Employer Contribution
 Receivable                   465,641      392,359     1,118,260      93,531      411,659            -       2,481,450

Net Assets Available
 for Plan Benefits        $13,526,963  $23,332,452   $88,399,499  $1,440,207  $15,831,675   $2,523,082    $145,053,878

The accompanying notes to financial statements are an integral part of this statement.






Lands' End, Inc. Retirement Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information
As of December 31, 1999
                                                        Fund Information
                          -----------------------------------------------------------------------------
                                                                  Lands' End,    Common/
                             Fixed      Balanced       Equity     Inc. Stock   Collective  Participants
                          Income Fund     Fund         Funds         Fund        Trusts      Loan Fund        Total
Investments,
 at Fair Value:
  American Express Trust
   U.S. Government
   Securities Fund II     $         -  $         -   $         -  $        -   $ 2,707,157   $         -   $  2,707,157
  AXP Federal Income
   Fund, Inc.              12,228,626            -             -           -             -             -     12,228,626
  AXP Mutual Fund                   -   25,238,433             -           -             -             -     25,238,433
  American Express Trust
   Equity Index Fund I              -            -             -           -    10,232,315             -     10,232,315
  AXP New Dimensions
   Fund, Inc.                       -            -    88,932,200           -             -             -     88,932,200
  Templeton Foreign Fund            -            -     2,647,566           -             -             -      2,647,566
  Lands' End, Inc.
   Stock Fund                       -            -             -   1,277,717             -             -      1,277,717
   Total Investments       12,228,626   25,238,433    91,579,766   1,277,717    12,939,472             -    143,264,014

Loans to Participants               -            -             -           -             -     2,512,814      2,512,814

Employer Contribution
 Receivable                   397,002      390,021     1,041,162      83,602       300,876             -      2,212,663

Net Assets Available
 for Plan Benefits        $12,625,628  $25,628,454   $92,620,928  $1,361,319   $13,240,348    $2,512,814   $147,989,491

The accompanying notes to financial statements are an integral part of this statement.




Lands' End, Inc. Retirement Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information
As of December 31, 2000
                                                           Fund Information
                            -------------------------------------------------------------------------------
                                                                     Lands' End,    Common/
                               Fixed       Balanced       Equity     Inc. Stock   Collective  Participants
                            Income Fund      Fund         Funds         Fund        Trusts      Loan Fund     Total
Additions (Deductions) to
 Net Assets Attributed to:
 Investment (Loss) Income-
  Net (Depreciation) in Fair
    Value of Investments   $    (43,098)$ (3,436,077) $(17,255,055) $ (411,808) $(1,105,807) $        -  $(22,251,845)
  Interest and Dividend
   Income                       809,120      694,053     9,245,218       7,833      199,353           -    10,955,577
Total Investment (Loss)
  Income                        766,022   (2,742,024)   (8,009,837)   (403,975)    (906,454)          -   (11,296,268)
Contributions-
 Employer Contributions-
  Matching                      280,142      551,579     1,583,451     130,056      463,052           -     3,008,280
  Profit Sharing                465,641      392,359     1,118,261      93,531      411,659           -     2,481,451
 Participants' Contributions    706,003    1,482,166     4,563,746     390,701    1,374,105           -     8,516,721
 Rollovers                       32,198       44,720       193,687           -      191,036           -       461,641
Total Contributions           1,483,984    2,470,824     7,459,145     614,288    2,439,852           -    14,468,093
Total Additions (Deductions)  2,250,006     (271,200)     (550,692)    210,313    1,533,398           -     3,171,825

Benefits Paid to Participants  (600,139)    (956,762)   (3,351,603)    (83,119)  (1,003,257)   (112,557)   (6,107,438)
Fund Transfers                 (732,286)  (1,078,870)     (246,144)    (53,585)   2,110,885           -             -

Loans Issued to Participants   (102,880)    (158,418)     (571,227)    (24,290)    (143,548)  1,000,362             -

Loan Principal Repayments        86,634      169,248       498,237      29,569       93,849    (877,537)            -

Net Increase (Decrease)         901,335   (2,296,002)   (4,221,429)     78,888    2,591,327      10,268    (2,935,613)
Net Assets Available
 for Plan Benefits:
  Beginning of Year          12,625,628   25,628,454    92,620,928   1,361,319   13,240,348   2,512,814    147,989,491
  End of Year               $13,526,963  $23,332,452   $88,399,499  $1,440,207  $15,831,675  $2,523,082   $145,053,878

The accompanying notes to financial statements are an integral part of these statements.


Lands' End, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information
For the Year Ended December 31, 1999
                                                           Fund Information
                                ------------------------------------------------------------------------------
                                                                    Lands' End,    Common/
                                   Fixed      Balanced     Equity    Inc. Stock   Collective  Participants
                                Income Fund     Fund       Funds        Fund        Trusts      Loan Fund    Total
Additions to Net Assets
 Attributed to:
 Investment Income-
 Net Appreciation
   (Depreciation)in Fair
   Value of Investments         $  (740,409) $  (601,664) $16,521,859 $  195,949 $ 1,648,497 $         -  $ 17,024,232
 Interest and Dividend Income       920,418    2,364,302    5,248,317      5,869     120,852           -     8,659,758
   Total Investment Income          180,009    1,762,638   21,770,176    201,818   1,769,349           -    25,683,990
Contributions-
 Employer Contributions-
  Matching                          289,426      538,881    1,393,396    105,741     373,779           -     2,701,223
  Profit Sharing                    397,002      390,021    1,041,162     83,602     300,876           -     2,212,663
 Participants' Contributions        739,378    1,441,960    3,985,698    316,722   1,128,629           -     7,612,387
 Rollovers                           62,719       85,369      167,056          -      81,842           -       396,986
   Total Contributions            1,488,525    2,456,231    6,587,312    506,065   1,885,126           -    12,923,259
   Total Additions                1,668,534    4,218,869   28,357,488    707,883   3,654,475           -    38,607,249

Benefits Paid to Participants    (1,162,116)    (920,658)  (3,668,465)   (90,062)   (875,134)   (188,431)   (6,904,866)

Fund Transfers                   (1,551,546)    (912,212)   1,963,606    (69,166)    569,318           -             -

Loans Issued to Participants       (116,400)    (188,216)    (547,813)   (21,161)    (80,203)    953,793             -

Loan Principal Repayments            88,819      137,535      447,384     18,190       5,373    (697,301)            -

Net Increase (Decrease)          (1,072,709)   2,335,318   26,552,200    545,684   3,273,829      68,061    31,702,383

Net Assets Available
 for Plan Benefits:
  Beginning of Year              13,698,337   23,293,136   66,068,728    815,635   9,966,519   2,444,753   116,287,108
  End of Year                   $12,625,628  $25,628,454  $92,620,928 $1,361,319 $13,240,348  $2,512,814  $147,989,491

The accompanying notes to financial statements are an integral part of these statements.






Lands' End, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2000 AND 1999


(1)  Description of the Plan-

     The following description of the Lands' End, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     The Plan is a defined contribution plan and covers substantially all employees of Lands' End, Inc. (the "Company") who are at least 19 years of age as of the end of the Plan year and have completed both six months and 1,000 hours of eligible service. The Plan is sponsored and administered by the Company. The Plan is governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). American Express Trust Company serves as the Plan's Trustee.

     Participants contribute to the Plan through salary reductions in amounts not exceeding 15% of participants' eligible compensation. Each participant's account is credited with the participant's voluntary contributions, the allocation of the Company contributions and Plan earnings in accordance with the plan document. The Plan provides for employer matching and profit sharing contributions. Matching contributions are made in amounts equal to 50% of participant contributions, limited to 3% of participants' eligible compensation. Profit sharing contributions are made at the discretion of the Company's Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation. Participants are fully vested in participant and employer contributions at all times.

     Participants have the ability to self-direct their funds. The following are descriptions of the funds and common/collective trust funds:

     - American Express Trust U.S. Government Securities Fund II is invested in U.S. Government and U.S. Agency securities and seeks to provide maximum current income consistent with liquidity and conservation of capital. American Express manages this fund as a common/collective trust fund.

     - AXP Federal Income Fund, Inc. is an income fund. This fund is managed to help protect the participants' money from loss, while seeking a consistent rate of return.

     - AXP Mutual Fund is a balanced growth and income fund. This fund focuses on securities of medium to large, well-established companies that offer long-term capital appreciation and consistent income from dividends and interest.





     - American Express Trust Equity Index Fund I is an equity fund. This fund is invested primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index. American Express manages this fund as a common/collective trust fund.

     - American Express Trust Small Cap Equity Index II is a new fund in 2000 and is a collective fund. This fund is considered a growth style investment option and is primarily invested in the Russell 2000 Index, which measures the performance of the small-cap market. American Express manages this fund as a common/collective trust fund.

     - AXP New Dimensions Fund, Inc. is an equity growth fund. Funds in this group seek capital growth, primarily from common stocks. Income is not an investment objective.

     - Templeton Foreign Fund is an international equity growth fund. This fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies located outside the United States.

     - Lands' End, Inc. Stock Fund is a Company stock fund. This fund seeks long-term capital growth from Lands' End, Inc. common stock and money market investments. Income is not an investment objective.

(2)  Summary of Significant Accounting Policies-

     Basis of Accounting-

     The financial statements have been prepared on the accrual basis of accounting.

     Valuation of Investments-

     Investments are stated at fair market value as determined by the trustee by reference to published market data. Participant loans are stated at unpaid principal value.

     Net Appreciation (Depreciation) in Fair Market Value of Investments-

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits, with fund information as net appreciation (depreciation) in fair market value of investments.

     Administrative Expenses-

     All administrative expenses for the Plan are paid by the Company, except certain mutual fund expenses that are netted against participants' investment yield.

     Accounting Estimates-

     The preparation of financial statements required the use of certain estimates by management in determining the Plan's assets, revenues and expenses. Actual results could differ from those estimates.




     Reclassification-

     Certain reclassifications have been made to amounts reported in previous years to conform to the current year's presentation.

(3)  Investments-

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                         December 31,
                                                     2000            1999

     AXP Federal Income Fund, Inc.               $ 13,061,322    $ 12,228,626
     AXP Mutual Fund                               22,940,093      25,238,433
     American Express Trust Equity Index Fund      11,155,572      10,232,315
     AXP New Dimensions Fund, Inc.                 83,801,790      88,932,200

     During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

                                                     2000           1999
     Net (Depreciation) Appreciation on
       Fair Value of Investments-
         Mutual Funds                           $ (21,146,038)  $ 15,375,734
         Common/Collective Trusts                  (1,105,807)     1,648,498
                                                $ (22,251,845)  $ 17,024,232


(4)  Funding Policy-

     The Company's contributions to the Plan represent matching and profit sharing contributions. Matching contributions are deposited at specified intervals throughout the year. The employer contribution receivable as of December 31, 2000 and 1999, represents the accrued profit sharing contribution for the applicable year.

(5)  Loans to Participants-

     A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the term of the note. Interest rates ranged from 7.0% to 10.5% during 2000 and 7.0% to 11.0% during 1999.

(6)  Benefits Paid to Participants-

     Benefits paid to participants represent the amounts paid to participants who have terminated employment. The form of payment is a lump-sum distribution. Amounts currently payable to terminated participants included in net assets available for plan benefits as of December 31, 2000 and 1999, were $77,766 and $42,950, respectively.

(7)  Income Tax Status-

     The Plan has obtained a determination letter from the Internal Revenue Service dated May 16, 1994, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. The Company's management believes the Plan remains tax-exempt.

(8)  Related Party Transactions-

     The Plan periodically invests in common funds managed by the current trustee, American Express Trust Company. Also, the Plan invests in the Company's common stock. These transactions are included in the supplemental schedule and are not considered prohibited transactions by statutory exemptions under ERISA regulations.

(9)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(10) Reconciliation to Form 5500-

     The difference between net assets and benefits paid in both the financial statements and the Plan's Form 5500 is due to benefit claims payable to terminated participants. This difference as of December 31, 2000 and 1999 is summarized as follows:
                                               2000             1999

     Net Assets Per Form 5500              $144,976,112     $147,946,541

     Benefits Payable to Terminated
       Participants                              77,766           42,950

     Net Assets Per Statement of Net
       Assets Available for Plan Benefits  $145,053,878     $147,989,491


     Benefits Paid to participants per
       Form 5500                           $  6,142,253     $  6,915,629

     Change in Benefits Payable to
       Terminated Participants                  (34,815)         (10,763)

     Benefits Paid to Participants Per
       Statement of Changes in Net Assets
       Available for Plan Benefits         $  6,107,438     $  6,904,866






















                                                       SCHEDULE H


Lands' End, Inc. Retirement Plan


Line 4i: Schedule of Assets (Held at End of Year)


       Description                             Cost         Fair Value

American Express Trust U.S. Government
  Securities Fund II (*)                 $   3,479,396    $   3,479,396

AXP Federal Income Fund, Inc. (*)           13,634,780       13,061,322

AXP Mutual Fund (*)                         27,339,104       22,940,093

American Express Trust Equity
  Index Fund I (*)                          10,367,006       11,155,572

American Express Trust Small Cap
  Equity Index II (*)                          813,844          785,048

AXP New Dimensions Fund, Inc. (*)           72,400,781       83,801,790

Templeton Foreign Fund                       3,348,965        3,479,449

Lands' End, Inc. Stock Fund (*)              1,667,353        1,346,676

     Total Investments                   $ 133,051,229    $ 140,049,346

Loan to Participants (*)                 $   2,523,082    $   2,523,082


(*) Represents a party in interest

The accompanying notes to financial statements are an integral part of this schedule.